UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRIMERIS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

896263100
(CUSIP Number)

Braden M. Leonard
65 E Cedar - Suite 2
Zionsville, IN 46077

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  896263100

1.           Name of Reporting Person.
              BML Investment Partners, L.P.(1)

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)           ☐

          (b)           ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):  WC

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.           Citizenship or Place of Organization:  Delaware

Number of            7.           Sole Voting Power                 0
Shares
Beneficially          8.           Shared Voting Power   171,448 (1)
Owned by Each
Reporting             9.           Sole Dispositive Power         0
Person With
                              10.          Shared Dispositive Power   171,448 (1)

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  171,448 (1)

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.         Percent of Class Represented by Amount in Row (11):  0.77% (2)

14.         Type of Reporting Person (See Instructions)
                              PN
(1)
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

(2)
Calculated based on 22,399,649 shares of Trimeris, Inc.'s (the “Issuer”) common stock, par value $0.001 per share, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 13, 2011.

CUSIP No.  896263100

1.           Name of Reporting Person.
              Braden M. Leonard (1)

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

                      (a)           ☐

          (b)           ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):  PF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.           Citizenship or Place of Organization:  United States

Number of            7.           Sole Voting Power                 25,0000
Shares
Beneficially          8.           Shared Voting Power            171,448 (1)
Owned by Each
Reporting             9.           Sole Dispositive Power         25,0000
Person With
                              10.          Shared Dispositive Power   171,448 (1)

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  196,448 (1)

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.         Percent of Class Represented by Amount in Row (11):  0.88% (2)

14.         Type of Reporting Person (See Instructions)
                              IN
(1)
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

(2)	Calculated based on 22,399,649 shares of the Issuer's common stock, par value $0.001 per share, as reported on the Issuer's Form 10-Q filed with the SEC on May 13, 2011.

Explanatory Note

This statement constitutes Amendment No. 1 to the Schedule 13D filed by BML Investment Partners, L.P. ("BML") and Braden M. Leonard on June 20, 2011 (as amended, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Trimeris, Inc. (the "Issuer").  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.    Source and Amount of Funds or Other Consideration

BML holds 171,448 shares of Common Stock which were acquired using working capital.  Braden M. Leonard individually owns 25,000 shares of Common Stock, which he acquired using personal funds.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.    Purpose of Transaction

BML and Braden M. Leonard (the "Reporting Persons") acquired the Common Stock beneficially owned by the Reporting Persons in the ordinary course of purchasing, selling and investing in securities.

On June 13, 2011, the Issuer and Synageva BioPharma Corp., a Delaware corporation (“Synageva”), issued a joint press release announcing that they had entered into an Agreement and Plan of Merger and Reorganization, pursuant to which the Issuer and Synageva will combine their businesses through the merger of a newly formed, wholly-owned subsidiary of Issuer with and into Synageva (the "Transaction").  The Reporting Persons filed a statement on Schedule 13D on June 20, 2011 to file a letter sent by Mr. Leonard to the Chief Executive Officer, Chief Financial Officer and Board of Directors of the Issuer addressing the basis for his opposition to the Transaction.

The Reporting Persons disposed of 2,000,000 shares of the Issuer's Common Stock on July 22, 2011 rather than oppose the Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.  Except as set forth herein, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of BML Investment Partners, L.P., market conditions or other factors.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.    Interest in Securities of the Issuer

(a)	Amount beneficially owned:

As of July 22, 2011, Braden M. Leonard beneficially owned 196,448 shares of the Issuer's Common Stock.

As of July 22, 2011, BML Investment Partners, L.P. beneficially owned 171,448 shares of the Issuer's Common Stock.

Percent of class:

As of July 22, 2011, Braden M. Leonard beneficially owned 0.88% of the Issuer's Common Stock.

As of July 22, 2011, BML Investment Partners, L.P. beneficially owned 0.77% of the Issuer's Common Stock.

(b)	Mr. Leonard has sole voting power over 25,000 shares, sole dispositive power over 25,000 shares, shared voting power over 171,448 shares and shared dispositive power over 171,448 shares.

BML Investment Partners, L.P. has sole voting power over 0 shares, sole dispositive power over 0 shares, shared voting power over 171,448 shares and shared dispositive power over 171,448 shares.

(c)
The following is a description of the transactions, all of which were purchases or sales executed in the open market, in the Issuer's Common Stock by BML Investment Partners, L.P., in the sixty days prior to filing this Schedule 13D:

Date	Transaction Type	Number of Shares	USD Price per Share
6/27/2011	Purchase	1,448	$2.42
7/22/2011	Sale	2,000,000	$2.65

(d)	None.

(e)	BML and Mr. Leonard ceased to be beneficial owners of 5% or more of the Issuer's Common Stock on July 22, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25 2011	BML Investment Partners, L.P., a Delaware limited partnership

By: BML Capital Management, LLC, an Indiana
limited liability company

By:        /s/ Braden M. Leonard
Name:   Braden M. Leonard
Title:     Managing Member

Date: July 25, 2011	By: /s/ Braden M. Leonard
         Braden M. Leonard

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).